Filed by The Gillette Company
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: The Gillette Company
Commission File No.: 1-00922

     The following is a transcript of a conference call held with Senior Leaders of The Gillette Company:

THE GILLETTE COMPANY CONFERENCE CALL MARCH 16, 2004

CALL PARTICIPANTS

•	James Kilts	Gillette Company, Chairman and CEO
•	Edward Guillet	Gillette Company, Human Resources

PRESENTATION

Operator: Good morning, ladies and gentlemen. Please join me in welcoming Jim Kilts.

James Kilts: Well, good morning, everyone. Today I’ll be presenting the remarks that I made three weeks ago in Arizona to more than 600 analysts, investors and media, attending the Annual Conference of the Consumer Analysts Group of New York, or CAGNY, for short.

My remarks were part of a joint presentation with A.G. Lafley, who reviewed Procter & Gamble’s existing business and discussed the prospect for the combination of our two companies. I’ll take a few minutes to summarize A.G.’s remarks and then I’ll share my presentation with you.

At the end of my presentation, Ed Guillet will provide an update on the transition integration process and other aspects of the proposed Gillette-Procter & Gamble combination.

A.G. began by review Procter & Gamble’s great operating strength. Over the past three years, sales growth in constant dollars has averaged more than 8 percent, well above Procter & Gamble’s long-term target of 4-6 percent. Importantly, organic sales have averaged a 5 percent increase over the past three years, at the top end of their organic sales growth target, which is 3 to 5 percent.

Procter & Gamble has also delivered three years of double-digit EPS growth with fiscal 2005, which ends on June 30, on track for 13-14 percent growth. Behind strong organic volume gain and solid operating margin performance.

This strong, consistent growth in sales and earnings is the result of strategic choices that Procter & Gamble made at the start of this decade, choices that reflect their belief in balance and leadership. Let’s first take a look at Procter & Gamble’s balance in businesses, customers, and markets.

P&G has a unique combination of large, steadily growing household businesses and faster-growing, higher-margin health and beauty aid businesses and personal care businesses. In 1998, about 2/3 of P&G’s business was in household.

But since then, they have shifted towards a more even balance between household and health and beauty aids. Over the past three years, they have grown every one of their HBA businesses, which now account for about 47 percent of their total sales.

Procter & Gamble has also focused on growing their billion-dollar brands. They have 16 billion dollar brands today, up from just 10 five years ago. And growth in brands such as Tide, Pampers, Pantene, Olay and Head and Shoulders, has accelerated to double-digit rates.

The second area where P&G is well balanced is in their mix of retail customers. They have strong strategic relationships with the largest leading retailers around the world. In fact, Procter & Gamble volume with its top ten retail customers has averaged 7 percent growth in the first half of this fiscal year, which began July 1.

The third area where Procter & Gamble has great balance is in their mix of developed and developing markets. Major developed regions, such as northeast Asia, North America and western Europe, are healthy and growing steadily.

At the same time, developing markets such as China, Russia, Mexico and Turkey, are powerful engines of accelerated growth. P&G’s largest 16 geographic markets, which represent 80 percent of their business, include big developed countries such as the U.S., U.K, Japan and Germany, as well as developing countries such as China, Russia, Mexico and Turkey.

Together, these top 16 markets increased volume at 8 percent on average in the first half of this fiscal year. Leadership is another key element in Procter & Gamble’s growth model.

P&G brands are leading innovation in their product categories. And, as we know, innovation leaders are not only in the best position to drive category growth, they’re in the best position to earn a significant share of the growth they stimulate.

Currently, two-thirds of Procter & Gamble’s sales come from categories where they are number one in market share. In addition, P&G has generated almost $5 billion in retail sales in categories they didn’t compete in five years ago, or categories that didn’t even previously exist.

A.G. told the CAGNY audience that the key factors making their business model even stronger and more sustainable, are the changes they’ve made to strengthen and better leverage their four core competencies. Innovation, scale, go-to-market capability and branding.

They have been able to get more value out of these competencies by making structural improvements, and Gillette is the perfect partner to build on these improvements. Let’s take a closer look at each core strength, starting with innovation.

Procter & Gamble is becoming an even stronger innovation leader through their connect and develop strategy, which links innovation and technology across businesses, geographies and disciplines. It creates multiple internal linkages and external connections with the many quality innovation partners that P&G attracts because of its brand lineup, its technology expertise and its ability to commercialize newly developed products.

The key to understanding how Gillette strengthens Procter & Gamble innovation is to think of innovation broadly, as a story of leading brands, breakthrough technologies and the power of great design. Our combined company will have 21 leading brands, the industry’s biggest, strongest innovation platform.

We have complementary consumer knowledge and technologies in oral care, skin care, shaving and hair removal. Two areas with particularly strong potential for profitable innovation are women’s hair removal, now a $10 billion market expected to grow 8 percent annually over the next five years. And men’s personal care, a $16 billion market, also growing at above-average rates.

Finally, the two companies have complementary innovation capabilities in design, which helps build powerful emotional connections that deliver “wow” experiences for consumers in store and at home. No other two companies in consumer products can create the same kind of innovation opportunities.

Now, let’s look at the second core competency, scale. Scale is the key to commercializing innovation affordably and profitabaly. P&G is getting more value from their scale through greater cash and cost discipline across their organization.

The result is that they can bring Procter & Gamble innovations to market at prices that deliver superior consumer value and strong shareholder value. Here too, Gillette makes them better. The combined company is expected to eliminate more than $1 billion in synergies in costs by year t3.

Both Procter & Gamble and Gillette have rigorous strategic operating and financial discipline. Both importantly—most importantly, both organizations have the same constant turnaround mentality, the same focus on continually finding new ways to do more with less.

In the third core competency, go-to-market capability, Procter & Gamble’s organization structure is the key factor. Market development groups focus exclusively on what they do best, developing deeper local consumer understanding, better shopper knowledge, and stronger customer partnerships.

The result is Procter & Gamble’s increased capacity to execute with excellence when they go to market. For example, they have doubled the number of initiatives they’re delivering per year in big categories, like personal beauty car.

They have also accelerated the time it takes to expand an initiative globally, with global new product rollouts accomplished in less than one year. Once again, Gillette provides additional opportunities to improve this strength by bringing additional brands into the P&G lineup offered to retail customers.

At the same time, Procter & Gamble can distribute Gillette brands more deeply and cost effectively through their infrastructure in developing markets. China is a good example. There are three Gillette businesses in China: shaving, batteries and oral care.

These products are distributed in about 60 cities, mainly in the four largest. Procter & Gamble markets 14 brands in China and distributes them to about 2,000 cities and more than 11,000 towns throughout the country.

There are similar opportunities in other developed and developing markets, including Japan and Russia, which have extensive Procter & Gamble distribution networks. And Brazil and India, where Gillette’s distribution is strong.

The final core competency is branding, and P&G is getting even better at branding and marketing. They’re defining their brand equities more broadly.

Pampers stands for baby care. Crest stands for healthy smiles for life. Olay stands for all that is beautiful in women.

With these broader equities, Procter & Gamble is identifying and commercializing a much bigger pipeline of innovation, and then getting more out of this pipeline by thinking more expansively about how and where they reach consumers.

Gillette capabilities add significant support to all of these activities. Gillette brings innovation to market with great product launch skills and in-store execution.

Gillette brands are leaders in advantage categories, and Gillette trade-up abilities keep those categories growing with leadership innovation. The full impact of how the two companies get better together is most evident when all of the pieces come together.

Faster innovation delivered affordably and profitably, go out to market with deep local knowledge and strong retail partnership, and commercialize more successfully and consistently, is what leads to sustained growth and superior shareholder return.

This is what P&G brings on its own today. Now add Gillette brands, technology and design, Gillette’s synergies and constant turnaround mentality, Gillette’s developing market opportunity and trade-up opportunity, and Gillette’s marketing brilliance, and you get more wins with consumers on more brands in more markets in more aisles of every retailer’s store.

And with all of that, you get more and greater returns for shareholders. A.G. concluded his presentation by offering a forecast that testified to his confidence that this combination, a world-class company, creates a real powerhouse.

He told the CAGNY audience that he is raising Procter & Gamble’s growth targets for the balance of this decade. The new targets are now 5 to 7 percent sales growth, with 24 to 25 percent operating margin, leading to double-digit EPS growth through 2010 and beyond.

Clearly, he says, this is a great deal for consumers, customers, employees, and shareholders alike. And now I’d like to present my remarks at CAGNY.

I began my presentation by reviewing all that we bring to the proposed merger. The first thing we bring is great operating strength. We have proven, consistently and conclusively, that we can perform.

As you know, in 2004 we had our second consecutive year of record results across the board. That performance capped off a turnaround of a company that, four years ago, was drifting and existing largely on the strength of a few powerful brands.

But over the past three years, we’ve reported consistent sales and earnings growth. We’ve made great progress on the sales line behind a strong new product program, and continue trade-up to our premium products.

Sales grew 5 percent in 2002, 9 percent in 2003, and 13 percent in 2004. That’s a 9 percent compound growth rate over the past three years.

We also regained our earnings momentum. Earnings per share grew 15 percent in 2002, 18 percent in 2003, and up to a record 25 percent in 2004.

At the same time, we’ve increased the quality of our P&L. We have improved gross margin by 350 basis points, from 55.8 percent in 2001 to 59.3 percent in 2004.

We’ve cut our overhead expenses by 330 basis points. And we successfully implemented our Functional Excellence program.

Taking cost out of the system has provided us with the affordability to reinvest behind our brands. We’ve increased advertising as a percent of sales from 7.1 percent in 2001 to 11 percent in 2004. That’s an increase of almost $600 million.

Looking at return on invested capital, we more than doubled our return from 2001 through 2004 to 34 percent. And we generated over $7 billion in free cash flow, nearly four times what we produced in the 1997 to 2000 period.

Those numbers were produced by a strong and greatly improved portfolio of businesses. But, as productive and gratifying as the last four years have been, they are history.

As we look ahead to the combination with Procter & Gamble, what counts is how our businesses and capabilities will deliver consistent growth going forward. We’ll do this through four key growth drivers.

Gillette competes in high-growth, advantage categories. We are the technology leader in our category. We can drive trade-up around the world for higher performing, higher margin products. And we have a culture defined by a constant turnaround mentality and a drive for innovation.

In short, Gillette is the total package. Let’s talk first about high-growth advantage categories. We use three measures of advantage: consistently high growth, global brands serving global consumers, and low private label penetration.

And we stack up well against all three, starting with high growth. As you can see from this chart, we are definitely in the right places. We are in the two consumer product categories that have grown the fastest during the last four years.

Blade and razor growth at 8.2 percent and oral care toothbrushes at 7.3 percent, with other strong industry categories coming in behind. Growth in alkaline batteries has been curbed somewhat by price deflation resulting from high promotional activity.

Even so, battery growth was solid at 3.7 percent over four years. Adding to the advantage of high growth is the fact that our categories and our brands are truly global.

I use that qualifier “truly,” because we have a great advantage over multi-national companies that bring together different products with different names and various brand positioning. We serve more than 1 billion people around the world every day.

When one of them picks up a Gillette product, it’s the same product with the same name and the same brand position. Let’s take a look at this video that illustrates how we go to market throughout the world.

(VIDEO music)

James Kilts: In our categories, no competitor has this kind of consistency. For example, in blades, the Gillette-branded products such as Gillette Mach 3 and Gillette Venus, represent 94 percent of our sales globally, while the Schick brand accounts for only 54 percent of Schick’s sales.

And in batteries, Duracell branded products are 95 percent of our business, while the Energizer brand accounts for only 68 percent of Energizer’s sales.

One of the reasons we can operate with such global sameness is that, for the most part, all consumers in our four categories act like one consumer. They use our products in the same way and with the same expectations.

For example, our market research shows that consumers in the U.S., Europe, Russia and Japan, all focus on the same key performance attributes when shaving. Safety and comfort is always number one. Closeness is almost always second.

Speed and convenience, and quality in value are consistently numbers three and four.
You’ll find that kind of consistency all across our product line. It opens the door to deep consumer understanding and tremendous marketing efficiency.

Global consistency is a great advantage, but not if others can easily replicate your offering and consumer appeal. Let’s go to the next slide, which looks at the penetration of private label.

That’s an issue for just about every other consumer product company. As you see, the average private label share for all consumer staples is 15 percent. For the average food or beverage category, the penetration is 18 percent. These are big numbers.

These are the kind of numbers that can inhibit growth and create a base for even more private label. Now look at our category. The high is for batteries at 12.7 percent, but that is still lower than the average.

Then it drops to 6.5 percent for toothbrushes and down to 2.9 percent for system blade. And is almost nonexistent in antiperspirant and deodorants. On average, our private label penetration is about half of other leading consumer staples categories.

Those numbers says we can invest in innovation and brand building with confidence, confidence that it will be very difficult for a lower-priced knockoff to come in and take a free ride on our investment.

Let’s move to driver number two, technology. And I want to spend some time here, because it’s key to creating a new product platform that gives us both top-line growth and strong operating margin.

Technology plays a big part in our well-earned reputation as one of the best new product companies in any sector. New products which we define as products introduced in the previous five years, have accounted for more than 40 percent of our sales each year for the past 11 years.

The growth-driving power of our technology is a three-part story. It creates advantage in product development, in manufacturing efficiency, and in cost reduction. This video illustrates the power, precision and end result of Gillette’s technology. Let’s take a look.

(Video Music)

James Kilts: Our technology leadership and product development reside in three areas. Our deep scientific understanding of hair, skin and teeth. Our leading knowledge in chemistry, and our expertise in advanced electromechanics.

I could provide any number of examples of how we combine those areas to drive new products, but I’ll focus on one – M3 Power. The basis for this product started with our knowledge that pulses could prime the beard for a closer shave.

Our Braun and Duracell expertise in electromechanics and portable power enabled us to create the pulses with a new technology called Micropower Pulsation. And our chemists, metallurgy experts and process engineers then developed a new blade edge and blade coating process.

The result? The smoothest, closest-shaving blade surface ever made. The combination of Micro Pulstation and advanced blade technology created a very superior performance that consumers could feel.

In testing, M3 Power won by very large margins on every one of 68 attributes tested. And M3 Power was preferred over Schick’s best system, the Quattro, by a score of 77 to 15 percent, an incredible margin of more than 5 to 1.

You can also see our product development advantage in two more big wins. Our high-end, rechargeable toothbrush, the Oral-B Professional Care 7000 beats Sonicare Elite 54 to 41 percent. That’s a huge win for any consumer product, and it’s driven significant growth in our power brushing business over the past year.

The other example is Braun Synchro. Braun Synchro outclassed Remington Titanium 69 to 29 percent, a massive win with consumers. And consumers have demonstrated that preference in the marketplace, making Synchro a big seller for Braun.

The second area in which technology leadership delivered is in manufacturing efficiency. Our advantage centers on high speed, high volume precision assembly, which has delivered, and promises to continue to deliver, outstanding productivity gains.

Let’s look at one example. When we started making Spencer Excel (ph) back in 1993, it had nine parts and we could turn out 180 cartridges a minute. Now jump ahead to M3 Power.

It has 11 parts that we put—that we are turning out at a rate of 625 cartridges a minute. That’s an impressive gain in any industry. 20 percent more parts in the cartridge, yet we produce almost 3.5 times more cartridges per minute. The gain came directly from our continuous investment in bringing innovation to the manufacturing process.

The third area of technological leadership is cost reduction. Here I’m talking about gains beyond the increasing line speeds. There are gains like cutting materials waste and the down time of production line.

Here you see some specific examples of what we’ve achieved. Between 1998 and 2003, the cost to make a cross-action manual toothbrush has come down 66 percent. Our Mach 3 cartridge is down 50 percent. AA batteries down by 25 percent and Venus cartridges by 12 percent.

Here’s another example that tracks the cost of our power toothbrush head. As you can see across the top, we’ve gone from oscillating and rotating heads back in 1991, to high speed oscillating in 1995, to high speed 3-D brush heads in 2000, to our most advanced head in 2004.

And you also see what has happened to direct costs in that time, down 83 percent. I’ve just presented some selected examples, but they exist throughout the system and they have played a big part in our overall success in cost reduction.

So we have a very powerful technology engine that has consistently given us advantage in product development, manufacturing efficiency and cost reduction over time. And now we’re making the engine run even better.

Let’s move to a series of slides that will give you a good picture of some changes in our technology structure. These changes are going to have a dramatic impact on our ability to leverage our technology strength across businesses and product.

We’ve moved from a technology-and-manufacturing structure that was largely silo’d (ph) by business line to one that is thoroughly integrated. Here’s a look at the recent past.

From procurement to R&D to engineering to manufacturing through the value chain, our businesses basically ran their own shops. As you might imagine, sharing ideas and innovation was the exception under this separated setup.

Now, here is where we’ve gone. Horizontal responsibility has become vertical integration. Instead of R&D, engineering and other units attached to various businesses and operating independently, we now have a strong, centralized portfolio of technical capability.

It’s the result of three years of work by our vice chairman, Ed DeGraan and his team of some of the best scientific and engineering talent in the business, talent that includes more than 160 Phds from Harvard, MIT and other world-class institutions.

This kind of organizational change is cost efficient. It will save money. But the much more important issue is leverage and integration.

The strengths that the various businesses had in procurement or R&D or engineering are now greatly leveraged and are available to all businesses. Here’s another way to look at our technology integration.

On the left is a list of key production and product technologies. Robotics, batteries, surface technologies, small motors and so on. It’s a broad portfolio of capabilities that are being leveraged across all our businesses and across products.

You can see how many of them are common across our businesses. To give you an idea of what that matrix does for us, I’ll go back to M3 Power. It’s a good example of a lot of things we’re doing differently.

We combined blade and blade surface technology, multi-part molding technology and high-speed assembly expertise. We tapped Braun sourcing expertise to manage component development and production in 17 locations around the world.

The net of all this is that M3 Power took only 14 months from kickoff to production, and fully ramped up manufacturing in only nine weeks. We spent less than $30 million in incremental capital on a product that this year is heading towards $0.5 billion in retail sales.

Here’s another example. The Oral-B Pulsar is a 15-patent micro-pulsating manual toothbrush that is going to change brushing in the way that M3 Power changed shaving.

It grew out of our combined abilities in several areas, including programmable robotics, electronics, high speed assembly, battery power and multi-component molding. Let’s take a look at this video.

It will give you a sense of the technology behind this great new product.

(Video)

Narrator - What does it mean to have a pulse? Look around. The whole world has a pulse. Do you feel it? Rhythm. Life. The hum of things. Now, for the first time, there’s a pulse where you never expected to find one, in a toothbrush. A totally new kind of toothbrush.

Pulsar from Oral-B. Revolutionary micro-pulse bristles pivot and pulse as you brush to penetrate deeper between teeth and give people a feeling of clean they’ve never experienced before.

That’s what happens when design, engineering and technology from across Gillette come together. Micro-molding creates the world’s first molded bristles. High-speed robotics enable them to pivot.

Heat-induced thermoforming produces a flexible split head and electro-mechanics gives Pulsar a pulse. Feel that? And that? And that? That’s Pulsar, changing the way people brush forever.

James Kilts: In consumer use testing, Oral-B Pulsar was preferred 2 to 1 over Oral-B CrossAction, the next best toothbrush in the world. And it’s the largest preference margin we’ve ever had for a manual toothbrush.

Pulsar will be introduced to the 165 million manual toothbrush users in North America in July. M3 Power and Oral B Pulsar are just two early indications of how our newly centralized technology function will help us utilize our technology advantage.

We use it across businesses and new product development groups to speed the flow of innovation and new products. There are two more examples in female shaving.

We have very high expectations for our new, battery-powered premium razor for women, the Venus Vibrant, and our new top-of-the-line Venus Disposable. Both products will be available this spring.

Even with this new product activity that would usually cause a spike in capital spending, our enhanced organization will help us contain capital expenditures over time to about 7 percent of sales. That will be well below our spending range of 9 to 11 percent during the late 1990s.

Technology leadership feeds directly into our third growth driver, our ability to drive trade-up around the world to higher performing, higher margin product. I want to take you through the four key elements that drive trade-up.

They are an established base of users, a product ladder that works, outstanding brand loyalty, all supported by world-class marketing. Let’s start with the base.

There are two elements necessary for an established user base that can be upgraded over time. One is that there’s a large pool of users that you can upgrade, and the other is demographics that work in your favor.

This slide looks at the male shaver blade market in Asia, Latin America and AMEA. 67 percent of blades sold are still double edge. 25 percent are disposable, and only 8 percent are systems.

The opportunity for trade-up is huge because those double-edge blades that account for 67 percent of the units sold in the developing world represent close to 1 billion users. You can see the same kind of picture in oral care.

Here you see that 27 percent of the U.S. population use power brushes, and you can see how it drops off from there. 21 percent in the U.K., 11 percent in Canada, and only 9 percent in France and Italy.

Again, it’s a great opportunity to move consumers up the ladder. Now switch to batteries. Alkaline batteries are a must for the new generations of high drain digital products that are growing around the world.

That you can see here that while North America and Europe have shifted to virtually all alkaline consumption, the rest of the world is largely using zinc. As new electronic devices penetrate around the world, the alkaline opportunity will continue to grow.

So the base is clearly there. What about the other element, demographics that work in you favor? Here I’ll use my favorite chart. It shows the positive demographics of Mach 3.

Look where Mach 3 has the largest penetration. It’s with the 15-24 and 25-34 year olds, where Mach 3 has a 44 and 45 percent share, respectively. This says that we are connecting with younger shavers and they’re using the most premium product on the market today.

It also means that as shaver’s age and carry their habits with them, trade-up across the population will occur naturally over time. And Mach 3’s share of the total user base will continue to grow.

Most companies can talk about a portfolio of products, but few, if any, have built as complete and powerful a trade-up ladder as we have. When you look at a trade-up ladder, you want to see three things.

One, a ladder built around the needs of individual markets, because the dynamics of trade-up can differ market to market. Two, you want to see the ladder pay off for you, meaning the higher you go on the ladder, the more each rung gives you in profit per user.

Three, you want to see the premium end driving growth. I won’t take you through ever ladder, but as you see here, wet shaving gives you a good example of the spectrum of trade-up opportunity.

It goes from double edge to disposal to entry-level systems to premium systems, with M3 Power at the top of the pyramid. And here’s the big picture. The price points are on the left and the performance level is across the bottom.

Our portfolio ranges from double-edge blades priced at about $0.12, to entry-level systems like Vector and Flowrum (ph) to premium disposables like Sensor 3, all the way up to M3 Power at almost $3 a blade.

The higher you go on the ladder, the higher the price point and the greater the margin. This is another look at the profit power in trade-up.

When you index the profit per user per year for male wet shavers in the Asia-Pacific region, you start with double edge with an index of 100. Look what happens when you go up the ladder. You go all the way up to Mach 3 Turbo at 4,100-plus.

And, as I said earlier, it’s the premium end that’s driving the market if your ladder is working. In the U.S. blade market, for example, you can see here, it’s the premium-end blades that cost more than $1.50 that have the greatest growth and also have the largest share of the category.

We see the same thing in Russia, where the premium end in blades is growing even faster, at 33 percent, and have a 41 percent share of the market. As you can see on this chart for oral care, the trade-up ladder is just as sturdy, and the progress up the ladder just as certain.

Looking at manual and battery brushes, we take consumers from entry-level manual brushes, like our Duralon and Classic brushes, to mid-priced manual products like Vision and Exceed, to premium manual like CrossAction Vitalizer.

From there, we move up to entry-level battery power, with CrossAction Battery and Advanced Power 400. There’s a similar trade-up ladder in our rechargeable business.

There we start with the low end CrossAction Power Mack, go to the mid price with Base Professional Care and then all the way up to Professional Care 8000 and Sonic Complete in the $150 range.

In oral care, we also have the same kind of profit progression that we have with blades. We start with an index of 100 with our entry-level manual toothbrush, Indicator, and move to an index of over 1,000 for our newest premium entry, Professional Care 8000 and Sonic Complete.

Now look at what’s happened in a developed market, Germany. Here you can see that the growth action is in the mid-tier and premium end, which combines for 74 percent of the market.

In a developing market, Russia, growth is highest at the premium end, at 38 percent, with a category share of 34 percent. Now let’s switch to personal care.

Here, the trade-up ladder progression goes from soap to foam, and then from foam to gel. That trade-up potential is driving great gain in Europe. In Italy, for example, we have grown the total market by 30 percent and increased our value share by 14 points in just the last 18 months.

Let’s move up to trade-up element number 3, brand loyalty. Loyalty is the element that assures when consumers trade up, they trade up with us. As you can see, we have that kind of loyalty.

When consumers were asked what they’d do if their brand were not available when they got to the shelf, 65 percent of Mach 3 users said that they’d try another store. 12 percent said they would wait for new stock to come in.

That is 77 percent loyal Mach 3 buyers. And, as you can see, and you can see how that loyalty compares to disposable users. It’s more than double.

With women, the loyalty runs even deeper. 62 percent of Venus users said they’d try another store, versus only 15 percent for disposable users. 16 percent said they’d wait, versus 4 percent for disposable users.

We also get the same kinds of preference and loyalty results in oral care. You can see that in this chart on consumer brand loyalty, Oral-B is by far the leader, 1.5 times greater than our nearest competitor.

Our pool of consumers, our trade-up ladder and our consumer loyalty are now being fully leveraged by one of the most significant changes in this company. It’s the fourth key element to drive trade-up, the one closest to my heart – world class marketing.

We’ve become a much better and much more dynamic marketing company. It started with giving our products the backing they deserve. As you saw earlier, this chart says it all about our increased marketing investment.

Our advertising was only 6.2 percent of sales in 1999. It stood at 11 percent of sales in 2004, nearly double. We also revitalized our sports marketing time. Here you can see our history and our strategy in just one chart.

From the 1930s to the 1980s, we were a pioneer and an innovator in creating sports-driven consumer poll marketing. We were synonymous with the World Series, Friday night fights, the All Star game.

Then we drifted for a decade, mainly with me-too push promotion, like challenges and associate sponsorships that barely registered with consumers. Now we’re back with moves like buying the naming rights to Gillette Stadium, a tie that is even more valuable with the remarkable performance of the New England Patriots.

They’ve given Gillette Stadium incredible visibility by winning three of the last four Super Bowls. The Gillette Young Guns, six of racing’s finest young drivers, are the focal point of our major marketing partnership with NASCAR and its tens of millions of fans who are in our prime demographic.

We’ve created very compelling Gillette Young Gun ads. Let’s take a look.

(Video Clips)

#01

Narrator - The Gillette Young Guns.
1st Man - What kind of power do you got in that thing?
2nd Man - Pretty cool, huh?
Narrator - New Gillette M3 Power. Turn it on and micro pulses raise the hair for the closest shave ever.
1st Man - You can’t keep that power to yourself.
2nd Man - Wait ‘til I show the guys.
Narrator - M3 Power. The new power behind the Gillette Young Guns.

#02

Narrator - Inside those cars is something familiar, a batter, and if you think all batteries are the same, then think of this. Kevin Harvick’s pit crew trusts one brand of battery in every critical instrument they use – Duracell.

So whether you’re racing NASCAR’s best or the kid down the street, it just has to work. Duracell, trusted everywhere. Duracell, official alkaline battery of NASCAR.

James Kilts: World-famous soccer star David Beckham also has joined our marketing arsenal as the new face for Gillette grooming products. Here’s some of our European advertising for this style icon.

#03

Narrator - Now you can have the power to feel your best every day. Introducing Gillette M3 Power, the first battery-powered shaving system from Gillette.

Micro pulses raise the hair so you shave closer. Feel the power of the world’s best shave. New M3 Power from Gillette.

(End of Video Clips)

James Kilts: We’ve brought on board some A-list celebrities. As you can see here, we have P. Diddy and Johny Damon of the Red Sox for M3 Power. Hillary and Haylie Duff for Venus Divine, and Anna Kournikova for Gillette Complete Skin Care.

Let’s take a look at how we utilize some of these high-impact celebrities when M3 Power was launched.

(VIDEO)

(Audio from various video clips)

James Kilts: Great marketing creates the trial that drives trade-ups, develops loyalty and improves profitability. We do this without relying on temporary volume-oriented price reduction. These next two charts show that very clearly.

Here’s what’s happening in the industry. As you can see, trade promotion as a percent of sales has taken a big jump over the past three years.

Now look at Gillette. Our trade spending has gone down. It’s now down to 8 percent of sales, well under half the industry average.

So that’s a look at our categories, our technologies and our trade-up. Finally, I want to spend a little time on our culture. This might seem strange since we’re going to become part of another, larger culture.

But I want to discuss culture for two reasons. One, the attitudes and beliefs we’ve established at Gillette are going to carry forward in our businesses. Two, compatibility in philosophy and belief is one of the reasons we’re convinced this combination with Procter & Gamble will work very, very well.

Over four years, we’ve established what I can best describe as a turnaround mentality. That means we’re never satisfied with the status quo. We’ve maintained this sense of urgency and constructive dissatisfaction that we established early in the turnaround.

The focus of that mentality initially was on lowering costs and upgrading our capability. And those of you who have followed our story know that we have been successful on both fronts, largely because of a global effort called Functional Excellence.

The approach is straightforward. Functional Excellence helped us identify the best practices in our industry and how we measured up against them.

It gives us a process to identify where we needed to close gaps, applying accountability and track how we are progressing. Overall, we expect approximately $300 million in annualized savings.

And our productivity efforts aren’t limited to overhead reduction. We look across the board and around the globe for manufacturing and supply chain opportunities.

A good example is the ongoing realignment of our European blade and razor manufacturing and distribution system. By 2006, we’ll begin to realize significant productivity savings, along with solid improvements in operational efficiency and customer service.

By 2007, when the realignment is complete, our savings are projected to reach $60 million on an annualized basis. Another good example is our strategic sourcing initiative.

We completely reorganized our procurement function, delivering $375 million in cumulative savings. And these are just two of many productivity projects that we have and which are now under way or in the pipeline.

Let’s turn to improvements in our capability, starting with the value chain. When I came to Gillette, every one of our key customers told me they were disappointed with our customer service.

We’ve now totally upgraded and reworked our value chain, creating a global line of sight from procurement to the retail shelf. And that, in turn, drove dramatic improvements in customer service, inventory management, and cost to serve.

As you can see here, our fill rates went from an abysmal 89 percent in 2001 to 98 percent last year. In fact, we went from back of the pack to among the best in a number of key metrics. That helped earn us Vendor of the Year award from several of our biggest trade partners.

I could talk for the next couple of hours about all the ways Functional Excellence has helped us improve the organization. But let me give you two measures that really tell the story.

Since 2001, revenue per employee has increased by 49 percent and profit per employee has soared by 69 percent. That shows how far our turnaround mentality has taken us. But that same mentality tells us that as far as we’ve come, we have to go farther.

So in 2004, we launched a global effort that will change our long-term trajectory. We call it Total Innovation. And I want to spend some time here because again, it’s such a solid fit with the philosophy of Procter & Gamble.

Total Innovation is not a project or a program or a strategy. It’s a transformation in our ability to generate and develop idea and then turn them into workable solutions that build value across the entire organization.

And workable solutions is the most important part of that definition. We’re after innovation that translates into action. A good way to think about Total Innovation is to think about a triangle.

At the bottom is continuous improvement. Continuous improvement is important because it enables us to improve a little bit every day. It involves such things as changes to our packaging graphics or an improved product formulation.

But continuos improvement alone makes the Company only average, because competitors make the same small improvements at the same time. Moving to the top of the triangle, you see big bang innovation.

This kind of innovation focuses on big new breakthrough products like Mach3, or big changes in process, like our strategic sourcing initiative. Big bang innovation is essential for success and we are very, very good at it.

But it’s no longer enough. We need to increase our focus on the middle of the triangle, the area that I call incremental innovation, and that means the many smaller innovations that in the aggregate and over time change a business and help us accelerate our future rate of growth.

Let me add some dimension to these ideas with two examples. The first is electronic product code, the bar code of the 21st century. We’re one of the pioneers in the development of this new technology, and we’re helping to lead its deployment.

Using electronic tags, EPC can track and manage the flow of products from manufacturing through the supply chain and onto the retail shelf. We know that over time, EPC will deliver competitive advantage in at least four ways.

Improved customer satisfaction. Greater product availability at retail. Reduced shrinkage, a problem that now costs retailers billions in lost sales. And finally, increased profit margins for both our retail trade partners and for us.

Another example of incremental innovation is our development of shopper-based merchandising strategies. In the oral care category, we analyzed the on-shelf merchandising technique of over 25 top retailers and we identified six key merchandising principles that improve category performance.

A few months ago, one of our top trade partners implemented our recommendations for their manual toothbrush section. The results over the first 13 weeks were dramatic. Their in-aisle category growth rose 17 percent versus the prior year.

Oral-B also scored a win with our value share increasing 10 share points during the 13 weeks. We’re now working with another key customer to test the same principle, and we expect to again drive growth for the category and for Gillette as the category leader.

There are many other possible applications for this innovative, shopper-based approach, and we are excited about its potential to create value across our categories. Just two examples, but I hope they give you an idea of the thinking and capability that we’re driving throughout our organization under the Total Innovation banner.

So, that’s Gillette as we head into 2005. We are about to start on a new chapter in our history, and I am convinced a new era of growth.

No doubt, joining with Procter & Gamble is a big step for a company with 100 years of independence. And on occasion, Gillette fought hard to keep that independence against the assault of unwanted raiders.

But joining forces now is the right step at the right time with the right partner. Many of you have asked why now and why Procter & Gamble? The answer is simple.

It’s my job, and the Gillette Board of Directors’ responsibility, to explore all avenues that maximize shareholder value, including strategic options. It’s an ongoing process, not a one-off decision.

We saw an exceptional fit with Procter & Gamble, one that would accelerate Gillette’s growth over the near and the long term. There is absolutely no doubt in my mind that, as a stand-alone company, Gillette has the momentum, brand portfolio, capability and leadership to continue to deliver top-tier sales and earnings growth.

However, it is equally true that there are no two consumer products companies in the world with a better alignment of brand, markets and philosophy. And, as part of Procter & Gamble, Gillette will have the scale and resources to grow our business faster and more profitably than we would by going it alone.

In short, this combination will enable our businesses to create more value in more ways than would ever have been possible as a stand-alone company. I firmly believe that strength plus strength equals success.

Let me conclude my remarks by saying that we’ve returned Gillette to the top tier of the industry where it belongs. Now we have an incredible opportunity to build on that by joining a company that is a great fit in everything from brand to belief.

It’s an opportunity to help build something that we’ve been pushing and pursuing for four years, the best consumer products company in the world. Well, that concludes the presentation I gave at last year’s CAGNY conference.

Based on the initial write-up from several analysts, our messages got through and were well accepted. Here are the comments from just three of the analysts.

Bill Pecoriello of Morgan Stanley says, and you have to remember, Bill hated our stock at 28 and he hated it all the way up to 50. “Procter & Gamble and Gillette made a compelling case that both have significant momentum on their own. It’s a game-over combination that will alter dynamics in key emerging markets.”

Fidelity Management and Research, which owns almost 10 percent of our stock, said, “Gillette presented fabulous numbers. The presentation crystallized in my mind that the emerging market opportunities are too good to ignore, and that this merger with Procter & Gamble is the best way to get at it. It helped to dig down to the nitty-gritty of the positives of the deal.”

And Wellington Management said, “A fantastic review of Gillette’s business dynamics that made you want to buy the stock now. It left me feeling good about the top-line prospects.”

Before I turn things over to Ed Guillet, I’d like to take this opportunity to show you some of our latest advertising that didn’t make it into the CAGNY presentation. You’ll see a series of commercials, and in blades and razors there are spots for new M3 Power Nitro, Venus Disposable, and Presto Barba Excel, a spot that will run in Latin America. Let’s take a look.

(VIDEO – clips from various commercials)

James Kilts: In oral care, here’s the 15-second spot to support the launch of the Oral-B Rembrandt toothpaste.

(VIDEO clip)

James Kilts: Finally, in personal care, there are two 30-second spots for our new TAG body spray.

(VIDEO clips)

James Kilts: That’s it for new advertising. Now Ned will provide a brief update on the transition integration process and other aspects of proposed Gillette P&G combination.

At the end of his remarks, Ned and I will both come back up to answer your questions.

Ned?

Edward Guillet: Thank you, Jim. I didn’t realize I would have to follow some of Mary Ann Pesce’s TAG Body Spray ads, so it will be a little more of a daunting task than I thought.

Thank you, Jim, and good morning. Today I plan to provide a brief update on the transition team that’s been established, the communication efforts that are underway, and the transition programs and associate support that is available.

First, the transition team. As you can see from the slide, the team is led by Jim Kilts and it’s made up of members of the Gillette operating committee and those members have responsibility for the largest numbers of people around the world.

And, as you would imagine, there is a corresponding senior executive from Procter & Gamble that matches up so that the total steering team is made up of senior executives from both companies. The team’s primary responsibility will be to set overall integration and transition direction.

The team will determine the combined organization structure, the go-forward organization structure, field the best team, and I’ll have a few slides about that momentarily. Ensure alignment and focus with P&G on what must get done.

Review and improve implementation plans and importantly, monitor progress. Let me briefly describe how we were thinking about fielding the best team.

We’re working very closely with Procter & Gamble to establish a progress to staff the organization with the very best leaders from each company whenever possible, and we’re starting at the top levels of the organization.

To do so, we will involve senior management from both companies, including Jim Kilts and A.G. Lafley, in top to top discussions and planning sessions. A.G. and Jim have charged Dick Antoine, who is my counterpart at Procter & Gamble, and me, to oversee this process to ensure that the process works well and makes progress.

The process, the fielding the best team process, will ensure that discussions are fact-based from PDP data from both companies and driven by several key factors. First and foremost is the vision for the future organizational structure, product lines and business strategy.

Second, the need for talent upgrades across the organization. Third, gaps in succession planning. Fourth, existing vacancies, and fifth, the anticipated vacancies.

In this process, we will maintain a focus on diversity in the broadest sense, gender, race, culture, geography, business acumen, product line experience, and so on. And we will move as quickly as possible after the merger is approved.

And it’s important to remember that until such time as the merger is approved, we’re still in competition with Procter & Gamble. Next, I’d like to briefly describe our communication efforts, which have been driven by John Manfretti (ph) and Eric Crouse (ph) out of our corporate communications organization.

Now, we all know as leaders, there will always be speculation. That’s because decisions have not yet been made, and human nature being what it is, in those void—that void that’s created, people will speculate all sorts of things, most of which are negative.

However, as we have committed from day one, when decisions are made, we will let the organization know. Also, keep in mind what you hear or read from outside sources is not always true. And, having read just about everything that’s been written since January 27th, I can assure you that most of it, in fact, is untrue.

We have a full communications calendar planned, with weekly updates that will not only continue to answer associates’ ongoing questions, but also provide further information about Procter & Gamble, its organization structure, its product categories, its business strategies and its values.

Through our communication efforts, we will give you the facts, and here are the major ones that we know to date. There will be job losses, about 4 percent of the joint workforce. And despite the Boston politicians kind of communications otherwise, these job losses will be across both companies and they will be global, not necessarily the Boston area.

We’ve created the transition steering team that I mentioned earlier, and we’ll hold our kickoff meeting on April 1 in Cincinnati. The merger process, as we mentioned from the first day, will take from 6 to 9 months to complete.

Gillette shareholders will vote on the merger at a special meeting, and that meeting will be held some time after our regularly scheduled annual meeting of shareholders, which is due to be held on May 12. We expect that some time late May, early June, the shareholders will vote on this merger.

And final regulatory approval will finalize the transaction, and that will come at some future date. Before I turn the podium back to Jim for some questions and answers, I also want to briefly describe transition programs and associate support that’s been put in place.

We’ve issued guidance to associates and retirees in a number of categories. Severance guidelines, compensation programs, and benefit plans, both here in the United States and rolling out globally.

We’ve issued five bulletins in a number of emails on various HR topics and issues of interest to our associates and to our retirees. We’ve launched a new Gillette P&G internet site on insight (ph) to act as a focal point for merger information.

And if you haven’t gone on that site, I urge you to do so and urge your associates to do so as well. There’s lots of valuable, informative information on that site.

And we’ve also enhanced our employee assistance, or EAP program, here in the Boston area, and are working with our global HR team to implement EAP programs where appropriate internationally.

This week, we are launching, in collaboration with RHR International, a group that knows our employees and our organization around the world very, very well, a new training program available to all managers.

It’s called Leadership in Times of Organizational Change, and it will focus on helping our managers to understand and employ key leadership skills needed in times of change and uncertainty. It will help our leaders maintain business momentum during this time and provide retention strategies in how to retain and engage associates.

Now, there are many questions, as we said, to which we do not have answers yet. As I mentioned in the beginning, as soon as we have them, we’ll give them to you.

In the meantime, as leaders, our best course of action is to remain focused on achieving business results and other key strategies, and to support and help our people remain focused and informed.

I hope with this brief overview, I’ve provided you with some insight into our transition planning, our communication efforts, and the programs and support that we have in place for associates. And now I’d like to turn the podium back to Jim for Q&A session. Jim?

James Kilts: Okay. Any questions? Wave your hand if you have any, because it’s hard to see out here. Have a microphone? Back there?

Unidentified Speaker: Good morning. There are so many examples of mergers and acquisitions that ultimately didn’t end up being as successful as they planned. Clearly, the street has viewed this combination very, very positively.

What are the two or three things they have really focused on and that they believe will make this a success?

James Kilts: Well, I think the key things are, you know, our complementary fit between our portfolios and our complementary cultures. I think they really do understand both companies are focused on innovation.

We really believe in investing in our employees, our people, to create the best capabilities that we can possibly create. And, you know, it’s unusual for a merger to get so much positive response by both analysts and investors.

And it never hurts to have Warren Buffett, who is not one, I’ve heard, to use high praise that many times, to say this is really a dream deal. Any other questions?

Bashful group today, quiet group. Well, if there are no questions, thanks for being here. Thanks again for the great results of last year. I hope that when you got your checks on-- your bonus checks, it was reflected in your bonus checks. You did a great job.

We’ve got a lot of work to do ahead of us. It should be a lot of fun, a lot of white-watering, as we say. But it keeps everyone interested, and we’ve got great opportunities ahead of us.

Thank you very much.

* * *

FORWARD-LOOKING STATEMENTS

     This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of The Gillette Company (“Gillette”), The Procter & Gamble Company (“P&G”) and the combined company after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in Gillette’s and P&G’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Gillette and P&G stockholders to approve the transaction, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to Gillette’s and P&G’s most recent reports filed with the SEC. Gillette and P&G are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

     This filing may be deemed to be solicitation material in respect of the proposed merger of Gillette and P&G. On March 14, 2005, P&G filed with the SEC a registration statement on

Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof.  SHAREHOLDERS OF GILLETTE AND SHAREHOLDERS OF P&G ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to shareholders of Gillette and shareholders of P&G. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by Gillette and P&G with the Commission at the Commission’s website at www.sec.gov, from The Gillette Company, Prudential Tower, Boston, Massachusetts, 02199-8004, Attention: Office of the Secretary, or from The Procter & Gamble Company, Investor Relations, P.O. Box 599, Cincinnati, OH 45201-0599.

Participants in the Solicitation

     Gillette, P&G and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Gillette’s directors and executive officers is available in Gillette’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 12, 2004, and information regarding P&G’s directors and executive officers is available in P&G’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on August 27, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.